U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Scott Andereggs

Re: BT Brands, Inc.

Registration Statement on Form S-3

Filed December 16, 2024

File No. 333-283830

Acceleration Request

Requested Date: December 20, 2024

Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mesa Air Group, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 to 4:00 p.m., Eastern Time, on December 20, 2024, or as soon thereafter as practicable.

Please confirm once the Registration Statement on Form S-3 has been declared effective by calling William Ruffa of Ruffa & Ruffa, P.C. at (646) 831-0320. Please also contact him should you have any questions.

Very truly yours,

BT Brands, Inc.

/s/ Kenneth Brimmer

Kenneth Brimmer

Chief Financial Officer

cc:  William Ruffa, Esq.

Ruffa & Ruffa., P.C.